Exhibit 99.(a)(16)

Return of Cash

Questions and Answers for ADS Holders

Q	I received the Circular and US Supplemental Memorandum. Would you please explain what this is all about?

A	On March 21, 2006, ScottishPower announced that it had completed the sale of PacifiCorp, its US regulated business, to MidAmerican Energy Holdings Company. ScottishPower now intends to return approximately £2.25 billion of the proceeds from that sale to shareholders. The Circular, which is directed at holders of ScottishPower Ordinary Shares, describes the method of returning the cash, the subsequent capital reorganization and details of the Extraordinary General Meeting on May 4, 2006. The US Supplemental Memorandum, which is directed at holders of ScottishPower ADSs, also describes the return of cash and subsequent share consolidation, and includes a section with answers to frequently asked questions beginning on page 15.

Q	How will the cash be returned?

A	ScottishPower has chosen a method of returning the cash wherein one in three Existing Ordinary Shares will be reclassified into a B Share, with each B Share carrying an entitlement to receive £3.60. Since one ADS is equivalent to four Ordinary Shares, ADS holders of record at 5:00 p.m. Eastern Time on May 12, 2006, will be entitled to receive a payment £4.80 per Existing ADS. Based on a hypothetical exchange rate of $1.74 to £1.00, this would equate to approximately $8.35 per ADS before deduction of foreign exchange conversion fees and expenses. The actual amount received will depend upon the currency exchange rate at the time the cash is paid to the Depositary. Please refer to the Circular for full details.

Q	How many B Shares will I get?

A	An ADS holder will be entitled to 1 1/3 B Shares per ADS. Any ADS holder’s fractional entitlement to a B Share will be aggregated with other ADS holders’ fractional entitlements, and the Depositary will elect, on behalf of the ADS holders, to receive in respect of those aggregated B Shares the B Share dividend (Alternative 1), which will be distributed in cash to the ADS holders in due proportion to their fractional interests in the aggregated B Shares.

The following table (which is for illustrative purposes only) sets out entitlements to B Shares, for Existing ADS Holders with holdings of certain sizes:

Number of ScottishPower ADSs owned on May 12, 2006	Number of B Shares
100	133
300	400
500	666
1,000	1,333

Note:	B Shares for which Alternatives 1 or 2 are selected (or for which no election is validly made) will be held for the benefit of ADS holders by the Depositary. Only B Shares for which Alternative 3 is selected will be distributed. In addition, you may also receive the dividend from any fraction of a B Share to which you would be entitled following the B Share reclassification.

Q	Would you briefly describe the B Share alternatives?

A	Alternative 1:

You will receive a cash payment that will equal £3.60 for each B Share for which you elect Alternative 1 (equivalent to £4.80 for each Existing ADS), after which the B Shares will become deferred shares, which will have negligible value. If you take no action, you will be deemed to have selected Alternative 1.

Alternative 2:

The B Shares relating to ADSs for which you elect Alternative 2 will be repurchased on May 22, 2006 and you will receive cash consideration of £3.60 per B Share (equivalent to £4.80 per Existing ADS) in exchange for your B Shares. You will need to complete and return the election form to select this alternative.

Alternative 3:

You retain your B Shares for which you elect Alternative 3. You may have the opportunity to have some or all of those B Shares purchased pursuant to the Future Repurchase Offers. Please be aware that any future repurchase of B Shares or B Share dividends would be paid to you in pounds sterling, not US dollars. The B Shares will not be listed on a US market and you may not be able to sell them on the London market. You are strongly cautioned to consult your financial and tax advisor if you are considering this alternative.

For all three B Share Alternatives, if you hold ADSs in certificated form, the certificate must be returned in order to receive your B Share payment and your New ADSs.

Q	What will happen if I choose Alternative 1?

A	You do not need to return the election form. If you hold ADSs on the record date, May 12, 2006, your ScottishPower ADS account will be credited with the single B Share dividend and your B Share payment will be sent to you after June 12, 2006. If you hold ADSs in certificated form, the certificate must be returned in order to receive your B Share payment and the New ADSs.

Q	What will happen if I choose Alternative 2?

A	You will need to make this selection on the election form and return it by the time indicated on the form (May 17, 2006, at 12:00 p.m., Eastern Time for registered ADS holders). If you hold ADSs on the record date, May 12, 2006, your ScottishPower ADS account will be credited with the funds for the B Share initial repurchase offer (and, if relevant, any cash payment relating to any fractional entitlement to a B Share) and your B Share payment will be sent after June 12, 2006. If you hold ADSs in certificated form, the certificate must be returned in order to receive your B Share payment and the New ADSs.

Q	What will happen if I choose Alternative 3?

A	You will need to submit a completed election form. A variable annual dividend with respect to your retained B Shares may be paid beginning in 2007 and, if not paid annually, will be added to the redemption price of your retained B Shares. Any dividends with respect to retained B Shares will be paid in pounds sterling. Any amounts paid pursuant to future repurchase offers will also be paid in pounds sterling. The B Shares will not be listed on a US market and you may not be able to sell them on the London market. Your B Share certificate will be mailed to you on or after June 5, 2006 (and, if relevant, any cash payment relating to any fractional entitlement to a B Share will be sent after June 12, 2006). If you hold ADSs in certificated form, the certificate must be returned in order to receive your B Share payment and the New ADSs. You are strongly cautioned to consult your financial and tax advisor if you are considering this alternative.

Q	How do I calculate the number of B Shares to allocate between the alternatives?

A	Multiply your Existing ADSs by four, then divide by three and then round down to the nearest whole number. Any fractional B Share to which you are entitled will be paid in cash, as described above.

Q	Would you please explain the reasons for the share capital consolidation to me?

A	If ScottishPower simply returned the cash without engaging in the share capital consolidation, referred to as a reverse stock split in the US, then the value of each Existing Ordinary Share and Existing ADS would likely fall to reflect the cash returned to shareholders. The share capital consolidation is being done in an effort to maintain the trading value of the Ordinary Shares and ADSs on a per share basis, subject to market movements, following the return of cash.

Therefore, existing shares will be subdivided and consolidated and new shares will be issued. Although you will hold fewer ScottishPower ADSs after the reclassification and share consolidation, you will continue to own the same proportion of ScottishPower immediately after the share consolidation as you did just before, subject to fractional entitlements.

Q	How many New ADSs will I get?

A	To calculate the number of New ADSs you will receive, multiply the number of ADSs that you hold on the record date, May 12, 2006, by 0.793651. For example, if you hold 100 ADSs on record date, you will receive 79 New ADSs. Any fractional New ADS to which you are entitled will be aggregated with other holders’ fractional New ADSs and sold, and your share of the cash proceeds will be distributed to you after June 12, 2006. If you hold ADSs in certificated form, the certificate must be returned in order to receive your New ADSs and your B Share payment.

The following table (which is for illustrative purposes only) sets out entitlements to New ADSs, for Existing ADS Holders with holdings of certain sizes:

Number of ScottishPower ADSs owned on May 12, 2006	Number of New ADSs you will hold
100	79
300	238
500	396
1,000	793

Note:	In addition, you may also receive the proceeds of sale of any fraction of a New ADS to which you would be entitled following the share capital consolidation.

Q	My ADSs are in the Global Invest Direct Plan. Can’t you just leave the fractional ADS in the Plan?

A	No, it is standard practice in a capital reorganization to pay cash in lieu of any fractional entitlements.

Q	When will I receive my New ADSs?

A	New ADSs will be made available to registered ADS holders the week of May 22, 2006. The US Supplemental Memorandum has a timetable on pages eight and nine.

Q	Do I have to do anything?

A	If you would like to vote on the special resolution to be proposed at the Extraordinary General Meeting, please return the voting instruction card for receipt no later than 3:00 p.m. Eastern Time on May 1, 2006. You may vote by telephone or Internet until 11:59 p.m. Eastern Time on April 30, 2006.

If you choose Alternative 1 for your B Share election, you do not need to return the election form, although you should complete a substitute Form W-9 to avoid backup withholding if you have not previously done so.

If you hold ADSs in certificated form, the certificate must be returned in order to receive your B Share payment and the New ADSs.

Q	Why are US ADS holders getting B Share alternatives instead of just giving us cash?

A	The US ADS holders are being given the same options as the UK holders.

Q	I originally owned PacifiCorp (or Utah Power or Pacific Power & Light) common stock. Now that the sale is complete, doesn’t my stock go to MidAmerican, the new owner of PacifiCorp?

A	No, you surrendered your PacifiCorp common stock for ScottishPower ADSs at the time ScottishPower acquired PacifiCorp. As a result, you did not own any PacifiCorp common stock on the date PacifiCorp was sold to MidAmerican.

Q	I am a US taxpayer. Will the B Share reclassification subject me to US tax?

A	While the tax consequences of the B Share reclassification and related payments is unclear, ScottishPower expects that you will be treated as receiving a taxable distribution as a result of the B Share reclassification, regardless of whether you elect Alternative 1, 2, or 3.

Q	What is the amount of the taxable distribution relating to the B Share reclassification?

A	Assuming the reclassification is treated as a taxable distribution, the amount of the taxable distribution will be the US dollar value of the pounds sterling received by the Depositary if you elect Alternative 1 or 2, and the US dollar equivalent of the fair market value of your B Shares if you elect Alternative 3.

Q	How will my taxable distribution relating to the B Shares be taxed?

A	The amount of your taxable distribution (such amount determined as described in the immediately preceding question) will be treated as a dividend to the extent of your allocable share of ScottishPower’s current and accumulated earnings and profits. If your taxable distribution amount exceeds your share of earnings and profits, the excess will be treated as a return of your tax basis in Existing ADSs and if the amount of your basis is exceeded, the remaining amount of the distribution will be treated for US tax purposes as gain from the sale of your ADSs (notwithstanding the fact that you continue to hold ADSs). ScottishPower’s current earnings and profits are determined by reference to its earnings for the entire current taxable year, which taxable year ends on March 31, 2007. Because a determination of ScottishPower’s current earnings and profits is based on events that may occur in the portion of ScottishPower’s tax year after the B Share reclassification, ScottishPower can not currently determine whether all or a portion of your taxable distribution will be treated as a dividend. The portion of your taxable distribution that is required to be treated as a dividend will be noted on an IRS Form 1099-DIV that will be mailed to you at the beginning of 2007. If ScottishPower is unable to determine the portion of your taxable distribution that is paid out of earnings and profits prior to the IRS reporting deadline, the entire distribution will be reported as a dividend.

Q	I am considering electing Alternative 3. Are there any special tax issues I should be aware of?

A

As noted above, ScottishPower believes that the B Share reclassification will be treated as a taxable distribution regardless of the alternative you elect. As a result, if you elect Alternative 3, you may be required to pay US federal income taxes on the fair market value of your B Shares without receiving any cash to pay such taxes. Furthermore, the proper US tax characterization of the B Shares you will own if you elect Alternative 3 is unclear. ScottishPower will take the position that the B Shares are properly treated as stock and that future distributions on the B Shares will be treated as dividends for US tax purposes. However, it is possible that the retained B Shares will be treated as debt for US tax purposes, in which case distributions on retained B Shares will be treated as interest, which interest may be subject to a higher rate of tax than dividends under current law.

A complete discussion of the US federal income tax consequences should you elect Alternative 3 is included in the US Supplemental Memorandum and ScottishPower strongly suggests that you review these thoroughly and consult your own tax advisor if you are considering Alternative 3.

Q	How does the share capital consolidation affect my taxes?

A	US holders of Existing ADSs should not recognize a gain or loss on receipt of the New ADSs. However, a capital gain or loss may be recognized as a result of the receipt of cash in payment for any fractional New ADSs.

Please note that the US federal income tax treatment is dependent upon individual tax circumstances. Therefore, you should consult your own tax adviser regarding this or any other taxation issue.

Q	I am mailing my ADR certificate. What’s the proper amount of insurance?

A	You should insure your certificate for the amount of the service fee and, if applicable, the surety bond premium.

The service fee to replace a lost certificate would be based on the market value of the ADSs the certificate represents as follows:

ADS Market Value		Service Fee
$250 or less	=	$50
$250.01 to $3,000	=	$100
More than $3,000	=	$200

In addition, a surety bond would also be required if the market value of the ADSs exceeds $3,000 (which could be obtained through the Depositary for a premium of one percent of the ADS market value). So, for example, a certificate valued at $3,200 should be insured for a value of $232.

Q	The Board of ScottishPower announced it intends to pay a fourth quarter dividend of 9.4 pence per New Ordinary Share. What will the fourth quarter dividend be for ScottishPower ADS holders?

A	This would equate to approximately $0.65 per New ADS, based upon a hypothetical exchange rate of $1.74 to £1.00 and one ADS being equivalent to four Ordinary Shares. The actual amount received will depend upon the currency exchange rate at the time the ADS dividend is declared.

Q	What is ScottishPower’s dividend policy?

A	ScottishPower’s dividend policy was most recently set out in the Circular to shareholders dated March 31, 2006, which stated that for the years ending March 31, 2007 and March 31, 2008, the ScottishPower Board was aiming to deliver annual dividend increases of at least 7 percent, to be paid bi-annually.

ADS Holder Helpline Toll-free number: 1-866-214-7591 Outside US, call collect: +1-201-680-6630